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                                                             SEC File #333-51375

                                    FORM T-1

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            STATEMENT OF ELIGIBILITY
                   UNDER THE TRUST INDENTURE ACT OF 1939 OF A
                    CORPORATION DESIGNATED TO ACT AS TRUSTEE

                      CHECK IF AN APPLICATION TO DETERMINE
                      ELIGIBILITY OF A TRUSTEE PURSUANT TO
                             SECTION 305(b)(2) [X]

                             ----------------------


                              THE BANK OF NEW YORK
               (Exact name of trustee as specified in its charter)

New York                                                    13-5160382
(State of incorporation                                     (I.R.S. employer
if not a U.S. national bank)                                identification no.)

48 Wall Street, New York, N.Y.                              10286
(Address of principal executive offices)                    (Zip code)

                             ----------------------


                 PAINEWEBBER MORTGAGE ACCEPTANCE CORPORATION IV
               (Exact name of obligor as specified in its charter)

Delaware                                                     06-1204982
(State or other jurisdiction of                              (I.R.S. employer
incorporation or organization)                               identification no.)

1285 Avenue of the Americas                                  10019
New York, New York                                           (Zip code)
(Address of principal executive offices)

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                      DITECH HOME LOAN OWNER TRUST 1998-1,
                   HOME LOAN ASSET BACKED NOTES, SERIES 1998-1
                       (Title of the indenture securities)


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1.   General information.  Furnish the following information as to the Trustee:

     (a) Name and address of each examining or supervising authority to which it is subject.

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                       Name                                    Address
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         Superintendent of Banks of the State       2 Rector Street, New York,
         of New York                                N.Y.  10006, and Albany,
                                                    N.Y. 12203

         Federal Reserve Bank of New York           33 Liberty Plaza, New York,
                                                    N.Y. 10045

         Federal Deposit Insurance Corporation      Washington, D.C.  20429

         New York Clearing House Association        New York, New York  10005


     (b) Whether it is authorized to exercise corporate trust powers.

         Yes.

2.   Affiliations with Obligor.

     If the obligor is an affiliate of the trustee, describe each such affiliation.

     None.

16.  List of Exhibits.

     Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as an exhibit hereto, pursuant to Rule 7a-29 under the Trust Indenture Act of 1939 (the "Act") and 17 C.F.R. 229.10(d).

     1. A copy of the Organization Certificate of The Bank of New York (formerly Irving Trust Company) as now in effect, which contains the authority to commence business and a grant of powers to exercise corporate trust powers. (Exhibit 1 to Amendment No. 1 to Form T-1 filed with Registration Statement No. 33-6215, Exhibits 1a and 1b to Form T-1 filed with Registration Statement No. 33-21672 and Exhibit 1 to Form T-1 filed with Registration Statement No. 33-29637.)

     4. A copy of the existing By-laws of the Trustee. (Exhibit 4 to Form T-1 filed with Registration Statement No. 33-31019.)

     6.   The  consent of the  Trustee  required  by Section  321(b) of the Act.
          (Exhibit  6  to  Form  T-1  filed  with  Registration   Statement  No.
          33-44051.)

     7. A copy of the latest report of condition of the Trustee published pursuant to law or to the requirements of its supervising or examining authority.

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                                    SIGNATURE

     Pursuant to the requirements of the Act, the Trustee, The Bank of New York, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York, and State of New York, on the 5th day of June, 1998.


                                                  THE BANK OF NEW YORK


                                                  By: /s/ Walter N. Gitlin
                                                      -----------------------
                                                      Name:  Walter N. Gitlin
                                                      Title:  Vice President


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                                    EXHIBIT 7
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                       Consolidated Report of Condition of
                              THE BANK OF NEW YORK
                     of 48 Wall Street, New York, N.Y. 10286
                     And Foreign and Domestic Subsidiaries,
                a member of the Federal Reserve System, at the close of business December 31, 1997, published in accordance with a call made by the Federal Reserve Bank of this District pursuant to the provisions of the Federal Reserve Act.


                                                             Dollar Amounts in
     ASSETS                                                          Thousands

     Cash and balances due from depository institutions:
        Noninterest-bearing balances and
          currency and coin                                         $5,742,986
        Interest-bearing balances                                    1,342,769
     Securities:
        Held-to-maturity securities                                  1,099,736
        Available-for-sale securities                                3,882,686
     Federal funds sold and Securities purchased
        under agreements to resell                                   2,568,530
     Loans and lease financing receivables:
        Loans and leases, net of unearned income                    35,019,608
        LESS: Allowance for loan and lease losses                      627,350
        LESS: Allocated transfer risk reserve                                0
        Loans and leases, net of unearned income,
          allowance, and reserve                                    34,392,258
     Assets held in trading accounts                                 2,521,451
     Premises and fixed assets (including
        capitalized leases)                                            659,209
     Other real estate owned                                            11,992
     Investments in unconsolidated subsidiaries
        and associated companies                                       226,263
     Customers' liability to this bank on
        acceptances outstanding                                      1,187,449
     Intangible assets                                                 781,684
     Other assets                                                    1,736,574
                                                                   -----------
     Total assets                                                  $56,153,587
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     LIABILITIES

     Deposits:
        In domestic offices                                        $27,031,362
        Noninterest-bearing                                         11,899,507
        Interest-bearing                                            15,131,855
        In foreign offices, Edge and Agreement
          subsidiaries, and IBFs                                    13,794,449
        Noninterest-bearing                                            590,999
        Interest-bearing                                            13,203,450
     Federal funds purchased and Securities sold
        under agreements to repurchase                               2,338,881
     Demand notes issued to the U.S. Treasury                          173,851
     Trading liabilities                                             1,695,216
     Other borrowed money:
        With remaining maturity of one year or less                  1,905,330
        With remaining maturity of more than one
          year through three years                                           0
        With remaining maturity of more than three
          years                                                         25,664
     Bank's liability on acceptances executed and
        outstanding                                                  1,195,923
     Subordinated notes and debentures                               1,012,940
     Other liabilities                                               2,018,960
                                                                     ---------
     Total liabilities                                              51,192,576
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     EQUITY CAPITAL

     Common stock                                                    1,135,284
     Surplus                                                           731,319
     Undivided profits and capital reserves                          3,093,726
     Net unrealized holding gains (losses) on
        available-for-sale securities                                   36,866
     Cumulative foreign currency translation
        adjustments                                                   (36,184)
     Total equity capital                                            4,961,011
                                                                     ---------
     Total liabilities and equity capital                          $56,153,587
                                                                   ===========


                    I, Robert E. Keilman, Senior Vice President
               and Comptroller of the above-named bank do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the Board of Governors of the Federal Reserve System and is true to the best of my knowledge and belief.

                                          Robert E. Keilman

                    We, the  undersigned  directors,  attest to
               the correctness of this Report of Condition and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the Board of Governors of the Federal Reserve System and is true and correct.

               Thomas A. Renyi
               Alan R. Griffith              DIRECTORS
               J. Carter Bacot
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